Mail Stop 3561



      July 12, 2005


Via U.S. Mail and Fax
Don Dallape
Chairman and CEO
Execute Sports, Inc.
1284 Puerta Del Sol, Suite 150
San Clemente, CA 92673

	Re:	Execute Sports, Inc.
		Form SB-2
		Filed June 16, 2005
		File No. 333-125868

Dear Mr. Dallape:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Registration Statement Cover Page
1. We note that you plan to rely on Rule 415 to conduct a continuous offering of your securities. Please add a box to the cover page of the registration statement and mark that box to indicate that you are relying on Rule 415. Please see Interpretation D.36 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, found on the web at http://www.sec.gov/interps/telephone/1997manual.txt.

Prospectus Cover Page
2. We note your statement on the prospectus cover page and throughout the prospectus that the company "intends to apply for listing on the
Over-the-Counter Bulletin Board."  Please note that the OTC
Bulletin
Board is not an exchange, so securities are not listed on the OTC Bulletin Board, they are approved for trading. Please revise this statement throughout your prospectus. In addition, please revise your statement that the company applies to have its securities traded on the OTC Bulletin Board, as only brokers can apply to the NASD to have a company`s securities traded on the OTC Bulletin Board.

General
3. Your registration statement refers to market estimates formulated by Emergent Growth Analytics, the American Motorcycle Association, and the Motorcycle Industry Council. Please provide us with marked copies of any materials that support this and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
Also, please provide factual support for your assertions that your brand name is already becoming one of the most widely recognized and respected names in the Powersports industry, that your affiliation with world-class athletes establishes the greatest level of credibility among consumers, that these affiliations provide the best chance of establishing shelf space for your products, and that your use of manufacturers in China allows you to produce the best quality products at the lowest possible prices.
4. Revise to provide the disclosures required by Item 304 of Regulation S-B regarding your change in your principal accountant and include the accountant`s letter as an exhibit to the filing.

Prospectus Summary, page 5
5. The purpose of the prospectus summary is to provide a snapshot of your company`s financial condition and operations. However, your summary reads more like a marketing brochure for the company. Please revise to make the tone of this section more objective and disclosure-oriented and less of an advertisement for the company.

6. Please balance your discussion of your business strategy with a summary of your current financial condition, including a brief analysis of your need for additional funds after the completion of this offering. For example, we note a risk factor on page 11 stating that you will attempt to secure additional financing after this initial public offering. Do you not expect your initial public offering to provide the required funding for development and commercialization of your products, even if you receive the maximum anticipated proceeds? Please also revise your Management`s Discussion and Analysis to provide a more detailed discussion of your plan for obtaining the funds necessary to develop and sell your products.
7. Your summary discusses the "power sports" industry, which is composed of motorcycles, personal watercraft, all-terrain vehicles, and snowmobiles, citing growth statistics for each of those markets.
Please revise to discuss the relevance of growth in sales of, for example, off-road motorcycles, to sales of your actual products: graphics kits, ancillary clothing and travel bags, wetsuits, vests and gloves, dry jackets, and graphics kits. In addition, clarify which of your products are merely in the developmental stages.
8. Please define your use of terms such as "pricing elasticity" on page 6 and "footprint" on page 7 the first time those terms occur in the registration statement.

Our Company, page 5

9. Reconcile the date of your private placement. Here you reference a commencement date of July 2004 and on page 7 you state that it commenced in September 2004.

Our Strategy, page 6
10. We note your statement here and elsewhere in the prospectus that the company has established sponsorship arrangements with leading athletes in motocross, wakeboarding, NASCAR and Formula 1 Racing. In your business section, please identify (a chart would work well) each athlete with whom you have entered into sponsorship agreements, as well as his or her sport.
11. Your reference to an "acquisition/roll-up strategy" is not clear.
Explain what you mean by "roll-up strategy."

Summary of the Offering, page 8

12. We note your disclosure that you issued 3,340,000 shares of common stock in connection with professional services contracts and consulting fees in February 2005. Please provide us in your response letter with additional details regarding these issuances, including how they may correlate with the contracts included as exhibits to the
Form SB-2, and how you valued these issuances. Also tell us in your response the amount of expense related to these shares and where such expense is included in the Statement of Operations for the quarter ended March 31, 2005 and prior periods, if applicable.

Risk Factors, page 10

General
13. Please revise the entire risk factors section to set off each risk factor heading with bold or underlined type.
14. In many of your risk factors, you conclude that if the risk materializes, your business, results of operations, or financial conditions could be adversely affected. Please revise each risk factor to replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.
15. Please create two separately captioned risk factors discussing your heavy reliance on (1) four major customers and (2) three major manufacturers of your inventory.

"We cannot assure you that a market will develop....," page 14
16. The reference to the initial public offering price being determined through negotiations with the underwriters is inapplicable. Please delete this reference and accurately reflect how the initial public offering price is being determined. "Management has broad discretion to use the proceeds...," page 14
17. Explain the reference to "new co-location facilities."

Use of Proceeds, page 15
18. Because this is a best efforts, no minimum offering, please revise your Use of Proceeds, Capitalization, and Dilution sections to reflect the sale of varying amounts of the total amount being offered.
19. Reconcile your conflicting disclosure that the net proceeds from this offering will be sufficient to satisfy the company`s cash requirements for the "foreseeable future" with your other statements that an additional equity financing will be necessary at the conclusion of this offering.
20. Add disclosure clarifying that proceeds raised from this offering may not be all cash. We note your representation in the plan of distribution section that shares may be distributed for non-cash consideration. In addition, reflect this use of proceeds option in your risk factors that highlight your need for additional capital.

Capitalization, page 17

21. Revise the first paragraph to indicate the information in the table is as of March 31, 2005, rather than December 31, 2004.

22. Since this is not a firm underwritten offering, you should not disclose pro forma information assuming the receipt of offering proceeds. Please remove this disclosure from your filing.

Dilution, page 18

23. Revise the disclosures in the fourth paragraph to reconcile with the amounts detailed in the table.

24. Please revise the disclosures concerning the Company on a historic basis to indicate it has a net tangible deficit, not book value.

Plan of Distribution, page 19
25. Reconcile your conflicting disclosure here that the offering will expire when all the units are sold or 12 months after the date of effectiveness to the disclosure in the summary that indicates that the offering will end on October 31, 2005.
26. Confirm in your response letter that you will file a post-effective amendment to reflect the change in the plan of distribution if an underwriter is engaged to conduct the distribution.

Management`s Discussion and Analysis, page 23

Overview, page 23
27. Your auditors have questioned your ability to continue as a going concern. Please revise your overview subsection to discuss the going concern opinion, including management`s plan to minimize the threat of liquidation or reorganization. Analyze how your initial public offering fits into your strategy for continuing as a going concern.
What impact will receipt of the maximum amount of proceeds from this offering have on your ability to continue as a going concern?
Will
those proceeds provide you with the needed cash to finance operations for the next year? For the next two years? Alternatively, what will happen if you only receive half of the proceeds you hoped to gain from your initial public offering? What impact will that have on your ability to continue as a going concern? How will you modify your strategy in that event? Finally, please revise the risk factor caption for your first risk factor to clarify that your independent auditors have questioned your ability to continue as a going concern.

28. We note your disclosure that you operate in two business segments. Revise to provide the disclosures required by paragraphs
25 through 28 of SFAS 131 in the Financial Statements and also provide a detailed analysis of results by business segment for all periods presented.

29. We note your discussion on page 10 that your business results for
the first quarter are higher than other quarters due to
seasonality.
Revise to provide additional information about the nature of this seasonality, as it would seem that due to the nature of your business this cyclicality would be in the summer months.
30. Please further clarify how the seasonality of your business is related to the particular geographic markets in which you operate. For example, what percentage of your revenue is generated by sales into specific geographic markets? Do areas with more temperate climates generate a significant portion of your revenue? If so, what percentage?
31. You discuss your heavy reliance on four major customers in
Note A
(page F-10) to your consolidated financial statements. Please discuss the possible impact on your revenues if you lose one or more of these major customers.  Discuss your relationship with these four
customers. Do you have any contractual agreements with these customers obligating them to purchase a certain amount of your products per year? If not, what is your belief as to the likelihood that you will retain these customers in the next year, as well as the
next two years?  In addition, please disclose your dependence on your
major customers in your Description of Business section and
identify
those customers, explaining how your reliance on these four
customers
fits into your discussion on page 31 of your sales to more than
200
retail stores.
32. Revise to include a discussion of the company`s use of factoring in its operations.
33. Explain how the company intends on complementing and diversifying its product offerings and improving its operating efficiencies.

Summary of Significant Accounting Principles, page 24
34. Rewrite this section so that it does not duplicate note A to your financial statements. This subsection should focus on your accounting policies that involve the most subjective estimates of management. For guidance, please consult Section V of the Commission`s Interpretive Release No. 33-8350, "Commission Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations for the Three Months Ended March 31, 2005 and
March 31, 2004, page 26
35. Expand your discussion of results for both the year ended December 31, 2004 and the quarter ended March 31, 2005 to discuss specifically why revenues and expenses increased, including, but not limited to, new product introductions, expansions into new markets, and overall developments in the Company`s strategy and product mix.
36. Identify the "key account" referenced in the first paragraph of this subsection.

The Company`s Liquidity Plan, page 27
37. You state that the company`s cost control strategies, implemented in response to your auditor`s going concern opinion, were the primary reason why you were able to generate positive cash flow from operations for the quarter ended March 31, 2005. On page 10 of the
Form SB-2, however, you explain that the business results for the first quarter of the 2005 are a result of seasonality. Please explain this apparent discrepancy.

Outlook for Our Business, page 27
38. Provide more detail on how your planned expansion of products, distribution channels and acquisition strategy will be financed.
39. Revise to include a discussion of your debt and the effect servicing it has had, and is expected to have, on your results of operations and financial condition.

Results of Operations for the Years Ended December 31, 2004 and December 31, 2003, page 28
40. Please revise this discussion to provide further details about material changes in line items of your financial statements. For example, between the years ended December 31, 2003 and December 31,
2004, your current assets declined by $199,635 and your current liabilities increased by $251,339 over the same period, resulting in an increase in your current ratio from 0.478 to 0.197. In other words, in one year your company went from being able to pay off approximately half of your current liabilities to less than one fifth of your current liabilities. What were the reasons for the substantial decrease in current assets and large increase in current liabilities? Do you expect this trend to continue going forward? How will funding from the proposed initial public offering aid your efforts to minimize the decrease in your current ratio? Please offer qualitative and quantitative analysis of changes in those line items and other material line items in your balance sheet, results of operations, and statements of cash flows.

Description of Business, page 28
41. We note your reference to manufacturing in the first paragraph.
Revise to clarify whether the company relies upon contract manufacturers to create its products.

Directors Executive Officers, Promoters Control Persons, page 31
42. Identify Sheryl Gardner as your chief financial officer and principal accounting officer.
43. Clarify whether Mr. Dallape was employed by or was a
consultant
to the companies listed in his biography.
44. Clarify the employment history for the last five years for all of
your listed officers and directors.
45. Indicate whether the company has any board committees. Security Ownership of Certain Beneficial Owners and Management, page
33
46. What is the relevance of the blank table under "Preferred
Stock?"

Executive Compensation, page 34
47. We note your inclusion of compensation in your summary compensation table for 2005. Please clarify by footnote whether these amounts are presented on an annualized or pro rata basis since
2005 is not completed.
48. Your summary compensation table presentation of restricted stock is not correct. Please revise according to the requirements of Item
402(b) of Regulation S-B. For example, additional disclosure is necessary to clarify the vesting restrictions for the restricted stock.



Description of Property, page 35
49. Clarify whether you have any property in China. We note your disclosure regarding your offices in Taipei, Taiwan in the second paragraph of your business section.

Selling Shareholders, page 36
50. It appears that Coastal Asset Management is a registered broker-dealer. Please revise the Selling Shareholders section to identify
Coastal Asset Management as an underwriter, also indicating who has investment and voting control over the shares held by Coastal Asset
Management. Tell us if any of the other selling shareholders are affiliated with Coastal Asset Management and identify those selling shareholders.

In addition, tell us whether Electronic Relationship, Marketing Solutions, Inc., InterInvest LLP, New Heart Ministries, Sundar Communications, Group, Inc., Crail Capital SA, Valley Financial Corp., Blue Water Capital, EGA, LLC, and Faber West Construction are broker-dealers, and if so, identify any selling shareholders affiliated with those broker-dealers as underwriters in connection with the sale of their securities. Finally, revise your registration statement to disclose who has investment and voting control over the shares held by each of those entities. We may have further comments upon review of your response and revisions.

Description of Securities, page 39

Restrictions on Transfer of Securities, page 40
51. Please explain why the disclosure under this heading is included in the registration statement, given that you are registering the sale of shares to be sold in connection with your initial public offering.

Reports to Shareholders, page 42
52. Please revise the address of the SEC`s public reference room to reflect our new location, 100 F street, N.E., Washington, D.C.
20549.

Interest of Named Experts and Counsel, page 42

53. In light of your disclosure in the first paragraph under this heading, please include the Bedinger & Company audit report for the quarter ended March 31, 2005 in your Form SB-2. Also, you should remove "unaudited" from the heading on page F-15.

54. Revise your filing to include a consent, as an exhibit, from Traci J. Anderson, CPA, and also please list this individual as an expert in this section.

Financial Statements, page F-3

55. It is unclear how you have calculated both the number of common shares outstanding on the Consolidated Balance Sheet and the weighted average common shares outstanding used in the calculation of earnings per share. In this regard, we note a number of issuances of stock that do not seem to be included in these figures, such as:

* 2,918,000 shares issued in connection with the 2004 private placement;
* 171,350 shares issued in connection with the February 2005 debt conversion;
* 3,340,000 shares issued in connection with professional service contracts and consulting fees in February 2005;
* 250,000 shares issued to employees in February 2005;
* 250,000 shares to be issued under the March 1, 2005 agreement with
EGA LLC; and
* the remaining shares issued to account for the 15,644,928 shares of common stock outstanding as disclosed on page 7.

Revise to include these amounts in the amounts reported in your balance sheet and used in your calculation of earnings per share or clarify your disclosures so that it is clear to a reader how you determined the amounts and advise us. It may be helpful to provide us with a detailed schedule of all stock issuances, including the date of issue and recipient of the stock, as well as your calculations of weighted average shares outstanding.

56. We note your disclosure that you have entered into a number of licensing arrangements for your products. Tell us in your response and disclose how much you have paid for royalties in each of the periods presented and where these amounts are included in the Statement of Operations.

Note A - Organization and Summary of Significant Accounting
Policies,
page F-7

Accounts receivable, page F-7

57. Tell us in your response how you are accounting for your factoring agreement with Benefactor Funding Corp, including how you have applied the provisions of SFAS 140. We note that in the agreement, it indicates that all of your rights, title and interest have been assigned to the Factor. Tell us if the amounts recorded in
"Accounts receivable" include these amounts or if these are receivables that do not qualify for the factoring agreement.

58. Disclose the amounts recorded for the allowance for doubtful accounts for all periods presented.

Revenue recognition, page F-8

59. Tell us in your response about the relationships you have with the distributors of your products. For example, please provide us with details on the following points:

* Do you consider the products sold when they are shipped to the distributor?
* What return rights do the distributors have with you?
* If a product is returned to the distributors by their customers, who is responsible for providing a refund?
* Are there any minimum supply or purchase agreements with the distributors?

60. Tell us in your response the amounts of reserves you have recorded for estimated returns and how you have calculated these amounts given your limited operating history.

Issuance of Common Stock, page F-8

61. We note your discussion that you have awarded 2,500,000 shares of restricted common stock to certain of your employees. Tell us in your response when these awards were granted and how you accounted for these grants. Please cite your basis in the relevant accounting literature. If the shares have already been issued, tell us in your response why these shares are not included in the number of common shares outstanding in the Statement of Stockholder`s Equity.

Subsequent events

62. Update your subsequent events disclosure to discuss the following:

* the execution of the Crail Capital consulting agreement and issuance of shares, if any; and
* the execution of the Investor Relations agreement and issuance of
700,000 shares in May 2005.

63. Tell us in your response what the additional issuance of 3,650,000 shares for professional fees and consulting services relate to and how this correlates with the agreements included as Exhibits, if at all.

64. To the extent that you will continue to issue shares as a means of paying certain professional service fees and consulting agreements, revise your discussion in MD&A and risk factors to discuss that additional shares will be issued that could be dilutive to investors.

Exhibits

65. Please include Exhibit A to the Crail Capital Consulting Agreement, filed as Exhibit 10.2. Tell us in your response whether any fees paid under this agreement were issued in shares, and if so, when and how many shares were issued.
66. We note that Exhibit 10.3 indicates that 400,000 shares were to be issued to Comprehensive Communications under the consulting agreement. Tell us in your response when these shares were issued and if they are included in the 3,340,000 shares reported as issued for professional services in February 2005. If they were, tell us in your response why the agreement was signed in April 2004 and the shares were issued in February 2005.

67. We note that Exhibit 10.4 is not dated. Please include a final dated version of this agreement in your next amendment. Additionally, tell us in your response when the initial engagement fee of $187,500 was paid and if this was paid in stock. Similar to the agreement with Comprehensive Communications, if the fee was paid in shares, tell us in your response when and if the shares were issued in February 2005. Also tell us in your response if any subsequent shares were issued under this agreement.

68. We note that Exhibit 10.5 is not dated, nor is it clear who the party to the agreement is - both Valley Financial Holding Corp and BWC are referenced. Please include a final dated version of this agreement in your next amendment. Additionally, tell us in your response when the fee of $187,500 was paid and if this was paid in stock. Similar to the agreement with Comprehensive Communications, if the fee was paid in shares, tell us in your response when and if the shares were issued in February 2005. Also tell us in your response if any subsequent shares were issued under this agreement.

69. We note that Exhibit 10.6 references 250,000 shares to be issued as payment under this agreement. Tell us in your response when these shares were issued, as it does not appear that they are included in the Statement of Stockholder`s Equity as of March 31, 2005.

70. We note that Exhibit 10.14 appears to have been filed without Schedules A through D. Please include the complete agreement, including all relevant schedules, in your next amendment.
71. Please provide a more recent consent from Bedinger & Company in your next amendment.
72. Please explain why the opinion contained in Exhibit 5.1 references 10,090,778 shares held by the selling shareholders, instead of the 6,679,350 shares to be sold by selling shareholders as noted in the fee table. In addition, explain why the total amount of shares to be registered under the Form SB-2 (10,250,778) differs from the total amount discussed in the legality opinion (10,090,778).

*	*	*	*

      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file a cover letter on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Robert Littlepage, Accountant Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney, at (202)551-3366, or me at (202) 551-3810 with any other questions.


								Sincerely,



      Larry Spirgel
								Assistant Director










cc:	Michael L. Corrigan, Esq.
	Via Facsimile (858) 362-1441
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Mr. Don Dallape
Execute Sports, Inc.
July 12, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE